UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001- 39167

Molecular Data, Inc.

(Translation of registrant’s name into English)

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 25, 2021, the Registrant (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its ordinary shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Subsequently, on November 29, 2021, the Company was provided an additional 180 calendar day compliance period, or until May 23, 2022, to demonstrate compliance.

As of May 24, 2022 the Company has not regained compliance with Listing Rule 5550(a)(2). Accordingly, its securities will be delisted from the Capital Market unless the Company requests an appeal of this determination as described below, and trading of the Company’s American Depositary Shares will be suspended at the opening of business on June 2, 2022. Additionally, a Form 25- NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Company has requested an appeal Nasdaq’s determination to a Hearings Panel (the “Panel”), pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s written decision.

The Company will be asked to provide a plan to regain compliance to the Panel.

On May 31, 2022, the Company issued a press release titled “Molecular Data Inc. Receives NASDAQ Notification Regarding Minimum Bid Requirements.” A copy of the please release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit 99.1	Press release dated May 27, 2022, titled “Molecular Data Inc. Receives NASDAQ Notification Regarding Minimum Bid Requirements.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data, Inc.

Date: May 27, 2022	By:	/s/ Steven Foo
Steven Foo
Chief Executive Officer and Chief Financial Officer

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